SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878. All references to the “Company”, “SBS”, “we” or “us” are to SBS Broadcasting S.A. and its consolidated subsidiaries.

We own and/or operate television and radio broadcasting stations in Europe.  We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in a television station in Romania. We also own and operate radio stations in Denmark, Sweden, Norway, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise. On September 1, 2003 we acquired the company that publishes the weekly television and radio guide, Veronica Magazine in The Netherlands.

The primary source of our revenue is the sale of advertising time on our television and radio stations, and in the Veronica Magazine. Our most significant operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

In Norway, we own 51% of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 87% of the television households in Norway.  We own and operate Kanal 5, a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 61% of the television households in Sweden.  We own and operate TvDanmark 1, a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark.  We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark.  TvDanmark 1 and TvDanmark 2 currently reach approximately 56% and 77%, respectively, of the television households in Denmark.

In the European television markets outside Scandinavia, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 63% of and operate SBS6, NET5 and Veronica, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands.  In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary.

In Romania, we own 38% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania. Through December 2, 2003, we owned a 30.4% interest in TVN in Poland, a private over-the-air and satellite-to-cable television station that reaches approximately 85% of the Polish television households, including the ten largest urban areas. TVN also operates TVN7, a satellite-to-cable television station that reaches approximately 40% of the Polish television households. Through December 4, 2003, we owned 20% of ATV Privat-TV Services AG (“ATV”) in Austria, a satellite-to-cable television station that reaches approximately 30% of the Austrian television households.

We also own 100% of Broadcast Text International AB (“BTI”), one of Europe’s largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

We own significant interests in, and operate, radio networks and local radio stations in five countries in Europe. In Denmark, we own SBS Radio A/S through which we operate the The Voice and Pop FM, and from September, 2003, Radio 2, Radio Uptown, Radio Fredericia and Nyhedsradioen 24-7. In Sweden, we own and operate Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenbourg, Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm. In Norway, from September, 2003, we own and operate Radio 1 and The Voice.

In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90% owned) and Kiss FM, a semi-national radio network covering 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schlager radio network, which includes five local radio stations. Additionally, in Greece we own a 70% interest in, and operate, LAMPSI FM (“Lampsi”), a radio station located in Athens.

Print

In The Netherlands, we own 63% of and operate Veronica Uitgeverij BV, the company that publishes the television and radio guides, Veronica Magazine and Satellite Magazine with a combined circulation of approximately 1.1 million and approximately 3.0 million readers.

Recent Developments

In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS common shares, subject to certain guarantees.  The acquisitions were completed on September 8, 2003.

In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, is 51% owned and controlled by SBS and 49% owned by Bonnier.  The merger, which comprises our five stations and Bonnier’s fourteen stations, was completed on October 1, 2003.

On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding BV in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to use the “Veronica” brand for television uses and has rebranded and relaunched its television channel V8 as Veronica on September 20, 2003. In addition, SBS Broadcasting BV acquired Veronica Uitgeverij BV, the company that publishes the weekly television and radio guide, Veronica Magazine. In 2002, Veronica Magazine had annual revenues in excess of €60 million and operating income of approximately €11 million. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. As a result of this transaction, Veronica Holding BV was issued a 10% equity interest in SBS Broadcasting BV. We recorded an investment gain of €30.2 million on this transaction, which is reflected in our net income for the three and nine month periods ended September 30, 2003.

On September 12, 2003, we agreed to sell our 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. for cash consideration of €131.6 million. The transaction was completed on December 2, 2003. As a result of this transaction we recorded an impairment charge of €6.1 million in the three months ended September 30, 2003.

On November 18, 2003, we called for redemption all of our 7% Convertible Subordinated Notes Due December 1, 2004 (the “Notes”), which have an outstanding principal amount of $53.65 million after repurchase and cancellation of $11.35 million in November 2003. Holders of the Notes will receive a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest on the Notes on the redemption date, December 19, 2003, except with respect to Notes that are converted prior to such date into SBS common shares at the conversion price of $29.13 per common share. The maximum number of shares to be issued in this transaction is 1,841,744. We expect to fund any redemption of the Notes from the proceeds from the sale of our 30.4% equity interest in TVN.

On December 4, 2003, we sold our 20% interest in ATV for a cash consideration of €1 million. We expect to record a gain of €0.9 million on the sale.

Financial Statements

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in US dollars.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and nine months ended September 30, 2003 compared to the three and nine months ended September 30, 2002, we divide our operations into three segments:

“Television operations”, which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium); SBS6, NET5 and Veronica (in The

Netherlands), jointly referred to as “our Dutch Television operations”; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as “our Hungarian Television operations”; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

“Radio operations”, which include: The Voice, Pop FM and from September 2003 Radio 2, Radio Uptown, Radio Fredericia and Nyhedsradioen 24-7 in Denmark, jointly referred to as “our Danish Radio operations”; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as “our Swedish Radio operations”; from September 2003 Radio 1 and The Voice in Norway, jointly referred to as “our Norwegian Radio operations”; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as “our Finnish Radio operations”; and Lampsi FM (in Greece).

“Print operations”, which include the Veronica Magazine and the Satellite Magazine in The Netherlands. We acquired these magazines on September 1, 2003, and accordingly the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria, and through to October 21, 2002, Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

The consolidated statements of operations and balance sheet have been prepared on the basis of a preliminary purchase price allocation of the acquisitions completed during the third quarter. The final purchase price allocation will be completed during the fourth quarter.

Operating Expenses as a Percentage of Net Revenue

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	74.6%	68.4%	75.0%	69.5%
Selling, general and administrative expenses	23.0%	21.3%	19.5%	18.3%
Corporate expenses	4.3%	3.3%	3.0%	2.7%
Non-cash compensation	0.2%	0.4%	0.2%	0.1%
Depreciation and Amortization	4.1%	4.6%	4.6%	4.3%

Three months ended September 30, 2003 compared to three months ended September 30, 2002

Net Revenue

Net revenue increased €16.3 million, or 16%, from €98.9 million for the three months ended September 30, 2002 to €115.2 million for the three months ended September 30, 2003. The increase was primarily attributable to increased net revenues of €8.8 million, or 10%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased viewing shares at almost all stations. Net revenues increased €2.2 million, or 6%, at our Dutch Television operations;  €2.1 million, or 15%, at Kanal 5; €2.0 million, or 27%, at VT4; €1.8 million, or 15%, at our Hungarian Television operations; and €0.4 million, or 4%, at TVNorge. Our Danish Television operations had decreased net revenues of €0.5 million, or 5%, as compared to the same period last year, due primarily to a decline in viewing shares.

Our Radio operations net revenues increased €2.5 million, or 32%, mainly due to revenues at the newly acquired stations and increased revenues at our Finnish Radio operations and Lampsi.

Our newly acquired Print operations had net revenues of €5.0 million.

Station Operating Expenses

Station operating expenses increased €5.0 million, or 7%, from €73.8 million for the three months ended September 30, 2002 to €78.8 million for the three months ended September 30, 2003, mainly due to expenses at our newly acquired operations of €3.5 million.  Station operating expenses expressed as a percentage of net revenues were 74.6% and 68.4% for the three months ended September 30, 2002 and 2003, respectively.

Our Television operations had increased station operating expenses of €1.5 million, or 2%, for the three months ended September 30, 2003, compared to the three months ended September 30, 2002, mainly due to increased expenses at our Hungarian Television operations, our Dutch Television operations and Kanal 5 of €1.4 million, €1.2 million and €0.5 million, respectively. Such increases were partly offset by savings at TVNorge of €1.6 million, or 22%, mainly due to savings made on the change from analogue to digital distribution.

Our Radio operations had increased station operating expenses of €0.6 million, or 18%, mainly due to expenses at the newly acquired stations.

Our newly acquired Print operations had print and distribution expenses of €2.9 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €1.7 million, or 8%, from €22.8 million for the three months ended September 30, 2002 to €24.5 million for the three months ended September 30, 2003, primarily attributable to expenses of €2.2 million at our newly acquired operations. Excluding such expenses, our selling, general and administrative expenses decreased €0.4 million, or 2%. Selling, general and administrative expenses expressed as a percentage of net revenues were 23.0% and 21.3% for the three months ended September 30, 2002 and 2003, respectively.

Corporate Expenses

Corporate expenses decreased €0.5 million, or 12%, from €4.3 million for the three months ended September 30, 2002 to €3.8 million for the three months ended September 30, 2003. Corporate expenses expressed as a percentage of net revenues were 4.3% and 3.3% for the three months ended September 30, 2002 and 2003, respectively.

Non-cash Compensation

Non-cash compensation increased €0.3 million from €0.2 million for the three months ended September 30, 2002 to €0.5 million for the three months ended September 30, 2003. Non-cash compensation expressed as a percentage of net revenues were 0.2% and 0.4% for the three months ended September 30, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.2 million, or 30%, from €4.1 million for the three months ended September 30, 2002 to €5.3 million for the three months ended September 30, 2003, mainly due to the absence in 2003 of a one-off reduction in amortization in 2002 on our access to distribution in Norway. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.1% and 4.6% for the three months ended September 30, 2002 and 2003, respectively.

Operating Income (Loss)

Operating income (loss) improved €8.6 million, or 137%, from a loss of €6.3 million for the three months ended September 30, 2002 to an income of €2.3 million for the three months ended September 30, 2003, primarily attributable to an improvement of €6.6 million at our Television operations.

The improvement at our Television operations was primarily attributable to increased operating income at our Dutch Television operations of €1.5 million, at TVNorge of €0.8 million and at Kanal 5 of €0.9 million. The improvement was also attributable to reduced operating losses at VT4 of €1.7 million, and at our Hungarian Television operations of €0.9 million.

Our Radio operations had improvements of €1.0 million, mainly due to improvements at our Danish and Finnish Radio operations, and Lampsi.

Our newly acquired Print operations had operating income of €0.7 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries increased €3.8 million, from €2.7 million for the three months ended September 30, 2002 to €6.5 million for the three months ended September 30, 2003, mainly due to an impairment charge of €6.1 million recorded on our investment in TVN in Poland, which reflects the estimated fair value of our investment based on the contemplated sale of our investment in the station for cash consideration of €131.6 million. This increase was partly offset by the absence in 2003 of a loss of €1.2 million on our investment in ATV in Austria recorded in 2002.

Net Interest Expense

Net interest expense decreased €1.5 million, or 21%, from €7.1 million in the three months ended September 30, 2002 to €5.6 million for the three months ended September 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the US dollar against the euro and the repurchase of $10 million face value of the notes during the last twelve months.

Foreign Exchange Gains (Losses)

Foreign exchange gains (losses) improved €5.0 million from a loss of €1.1 million for the three months ended September 30, 2002 to a gain of €3.9 million for the three months ended September 30, 2003, primarily attributable to currency gains in 2003 on our US dollar denominated 7% Convertible Subordinated Notes.

Investment Gains

We recorded net investment gains of €30.1 million in the three months ended September 30, 2003, mainly related to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations. In the three months ended September 30, 2002, we had investment gains of €0.6 million related to the disposal of certain New Media investments.

Other Expenses, Net

Other expenses, net, decreased €0.4 million from €1.5 million for the three months ended September 30, 2002 to €1.1 million for the three months ended September 30, 2003.

Income Taxes

Income taxes increased from €22,000 for the three months ended September 30, 2002 to €0.9 million for the three months ended September 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

As a result of the foregoing, our net income (loss) improved €38.3 million from a loss of €18.2 million for the three months ended September 30, 2002 to an income of €20.1 million for the three months ended September 30, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) improved €8.1 million from a loss of €18.2 million for the three months ended September 30, 2002 to a loss of €10.1 million for the three months ended September 30, 2003.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Net Revenue

Net revenue increased €44.0 million, or 13%, from €341.8 million for the nine months ended September 30, 2002 to €385.8 million for the nine months ended September 30, 2003. The increase was primarily attributable to increased net revenues of €34.3 million, or 11%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €13.4 million, or 29%, and €9.9 million, or 23%, respectively. Our Dutch

Television operations had increased net revenues of €9.6 million, or 8%, VT4 had increased net revenues of €3.7 million, or 12%, and TVNorge had increased net revenues of €1.2 million, or 4%. Danish Television operations had marginally decreased net revenues.

Our Radio operations net revenues increased €4.7 million, or 18%, mainly due to increased revenues at our Finnish Radio operations and Lampsi, and net revenues at our newly acquired stations.

Our newly acquired Print operations had net revenues of €5.0 million.

Station Operating Expenses

Station operating expenses increased €11.7 million, or 5%, from €256.4 million for the nine months ended September 30, 2002 to €268.1 million for the nine months ended September 30, 2003, mainly due to increased expenses at our Television stations of €7.8 million, or 3%. Station operating expenses expressed as a percentage of net revenues were 75.0% and 69.5% for the nine months ended September 30, 2002 and 2003, respectively.

The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €4.1 million, or 4%, primarily resulting from increased cost of broadcasting local productions, which were not broadcasting in the nine months ended September 30, 2002.  Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €4.3 million and €2.9 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €3.4 million, or 11%, mainly due to savings made on the change from analogue to digital distribution.

Our Radio operations had increased station operating expenses of €1.0 million, or 9%, mainly due to expenses at our newly acquired stations.

Our newly acquired Print operations had print and distribution expenses of €2.9 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €3.9 million, or 6%, from €66.7 million for the nine months ended September 30, 2002 to €70.6 million for the nine months ended September 30, 2003, primarily attributable to expenses at our newly acquired operations of €2.2 million. Selling, general and administrative expenses expressed as a percentage of net revenues were 19.5% and 18.3% for the nine months ended September 30, 2002 and 2003, respectively.

Selling, general and administrative expenses at our Television operations increased €1.4 million, or 2%, mainly due to increased expenses of €1.0 million at our Dutch Television operations, primarily increased office rent and salaries, and increased expenses of €2.8 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.9 million at VT4, mainly due to the higher marketing expenses in 2002 related to the re-launch of the station.

Our Radio operations had increased selling, general and administrative expenses of €1.2 million, or 10%, primarily due to expenses at our newly acquired stations.

Our newly acquired Print operations had selling, general and administrative expenses of €1.4 million.

Corporate Expenses

Corporate expenses decreased €0.1 million, or 1%, from €10.4 million for the nine months ended September 30, 2002 to €10.3 million for the nine months ended September 30, 2003. Corporate expenses expressed as a percentage of net revenues were 3.0% and 2.7% for the nine months ended September 30, 2002 and 2003, respectively.

Non-cash Compensation

Non-cash compensation decreased €0.1 million, or 18%, from €0.6 million for the nine months ended September 30, 2002 to €0.5 million for the nine months ended September 30, 2003. Non-cash compensation expressed as a percentage of net revenues was 0.2% and 0.1% for the nine months ended September 30, 2002 and 2003, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.1 million, or 7%, from €15.6 million for the nine months ended September 30, 2002 to €16.7 million for the nine months ended September 30, 2003, mainly due to the absence in 2003 of a one-off reduction in amortization in 2002 on our access to distribution in Norway. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.6% and 4.3% for the nine months ended September 30, 2002 and 2003, respectively.

Operating Income (Loss)

Operating income (loss) improved €27.5 million from a loss of €7.9 million for the nine months ended September 30, 2002 to an income of €19.6 million for the nine months ended September 30, 2003, primarily attributable to increased operating income of €24.0 million at our Television operations.

The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €8.0 million, and €3.3 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €5.2 million, at VT4 of €4.0 million and at TVNorge of €3.9 million.

Our Radio operations had increased operating income of €2.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

Our newly acquired Print operations had an operating income of €0.7 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries increased €1.9 million from €2.4 million for the nine months ended September 30, 2002 to €4.3 million for the nine months ended September 30, 2003.  The increase was mainly due to an impairment charge of €6.1 million recorded on our investment in TVN in Poland reflecting the estimated fair value of our investment based on the contemplated sale of our investment in the station for a cash consideration of €131.6 million.   The increased loss was partly offset by the absence in 2003 of net losses of €2.9 million associated with our interest in ATV in Austria recorded in the nine months ended September 30, 2002.

Net Interest Expense

Net interest expense decreased €2.7 million, or 14%, from €20.1 million for the nine months ended September 30, 2002 to €17.4 million for the nine months ended September 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the US dollar against the euro and the repurchase of $10 million face value of the notes during the last twelve months.

Foreign Exchange Gains

Foreign exchange gains decreased €2.6 million, from €11.1 million for the nine months ended September 30, 2002 to €8.5 million for the nine months ended September 30, 2003, primarily due to a lower currency gain in 2003 on our US dollar-denominated accounts payable.

Investment Gains

Investment gains increased €29.3 million from €0.8 million the nine months ended September 30, 2002, to €30.1 million in the nine months ended September 30, 2003, mainly due to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations.

Gain on Extinguishment of Debt

In the nine months ended September 30, 2003, we recorded a gain of €0.1 million realized on the repurchase and cancellation of $5 million face value of our 7% Convertible Subordinated Notes, the outstanding aggregate principal amount of which at September 30, 2003 was $65 million (€55.8 million).

Other Expenses, Net

Other expenses, net, increased €0.1 million from €1.8 million for the nine months ended September 30, 2002 to €1.9 million for the nine months ended September 30, 2003.

Income Taxes

Income taxes increased €3.1 million from €0.2 million for the nine months ended September 30, 2002 to €3.3 million for the nine months ended September 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

As a result of the foregoing, our net income (loss) improved €48.0 million from a loss of €20.4 million for the nine months ended September 30, 2002 to an income of €27.6 million for the nine months ended September 30, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) improved €17.8 million from a loss of €20.4 million for the nine months ended September 30, 2002 to a loss of €2.5 million for the nine months ended September 30, 2003.

Liquidity and Capital Resources

At September 30, 2003, we had cash and cash equivalents of €91.1 million and working capital of €108.7 million.

We conduct our operations through our subsidiaries.  Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us.  The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.  SBS depends on its subsidiaries and associated companies to provide it with funds to meet its obligations but the subsidiaries and associated companies are not obliged to repay our 12% Senior Notes due 2008 (“the Senior Notes”). If the Company’s subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash or make cash payments, to the Company when the Company needs additional cash flow, the company may be unable to satisfy its obligation under its Senior Notes.

Cash provided by operations was €27.2 million for the nine months ended September 30, 2003, compared to cash used in operations of €8.9 million for the nine months ended September 30, 2002.  The improvement was primarily due to improved operating results during the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

Cash provided by investing activities was €9.2 million for the nine months ended September 30, 2003, compared to cash used in investing activities of €26.4 million for the nine months ended September 30, 2002. The improvement was primarily due to the absence in 2003 of payments related to acquisitions, €11.5 million of cash on hand at the Veronica Magazine at the time of our acquisition and proceeds from the sale of our investments in BetandWin.com Interactive Entertainment AG and Lions Gate Entertainment Corp. in the nine months ended September 30, 2003.

Cash used in financing activities was €10.4 million for the nine months ended September 30, 2003, compared to €2.3 million for the nine months ended September 30, 2002. The increase was primarily due the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes and scheduled debt repayment in the nine months ended September 30, 2003.

On June 14, 2001, we issued an aggregate principal amount of €135 million of Senior Notes.  Interest is payable semi-annually in June and December.  The terms of the indenture agreement in respect of the notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. As of September 30, 2003 we were in compliance with all financial covenants in the indenture governing our Senior Notes.

On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the “New Loan”), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.’s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. at a price of $5 per share.

On September 12, 2003, we agreed to sell our 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. (“ITI”) for a cash consideration of €131.6 million. The transaction was completed on December 2, 2003.

On November 18, 2003, we called for redemption all of our 7% Convertible Subordinated Notes Due December 1, 2004 (the “Notes”), which have an outstanding principal amount of $53.65 million after repurchase and cancellation of $11.35 million in November 2003. Holders of the Notes will receive a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest on the Notes on the redemption date, December 19, 2003, except with respect to Notes that are converted prior to such date into SBS common shares at the conversion price of $29.13 per common share. The maximum number of shares to be issued in this transaction is 1,841,744. We expect to fund any redemption of the Notes from the proceeds from the sale of our 30.4% equity interest in TVN.

We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations.  Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

The following table and discussion reflect the Company’s significant commercial obligations and other commercial commitments as of September 30, 2003 (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long term debt	€214,913	€6,514	€72,502	€135,875	€22
Interest on long term debt	83,406	21,130	33,926	28,350	—
Operating leases	90,458	25,935	46,931	13,406	4,186
Program contracts	295,664	104,356	101,005	90,303	—

The above table has not been adjusted to reflect pending redemption of debt.

The amounts were calculated using the interest rates as of September 30, 2003 for variable rate debt agreements and the foreign exchange rates as of September 30, 2003 for commitments not denominated in euro.

Upon a change of control, our €135 million of 12% Senior Notes due June 15, 2008, would be payable at 101% of the face amount plus accrued and unpaid interest.

As part of our agreements for the sale and purchase of unconsolidated subsidiaries, we have certain contractual commitments which are not included as liabilities on our consolidated balance sheet nor are included in the above table as the obligation, if any, is not known at this time.  The contractual commitments are as follows:

In connection with our agreement with ITI, the majority shareholder of TVN, regarding our investment in TVN, we indemnified ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by it on behalf of TVN to certain bank lenders and program suppliers.  At September 30, 2003, our maximum exposure in connection with such indemnity was approximately €20 million. At the sale of our investment in TVN the indemnification agreement with ITI was terminated.

We may be required to purchase an additional 29.5% interest in Romanian Broadcasting Corporation Ltd. (“RBC”), which controls prima TV in Romania.  The purchase price is equal to a multiple of eight times the average annual EBITDA of prima TV. We also guarantee the obligations of RBC under a put option agreement between ourselves and the minority shareholders of Ameron Ltd.

We anticipate that we will fund such obligations and commitments with cash flow from operations. We may also need to seek additional borrowings to meet such obligations and commitments.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Securities and Exchange Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Program Rights

The Company’s accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. The Company did not record significant write-downs in the nine months ended September 30, 2002 and 2003. The amortization of our program rights is estimated in accordance with SFAS 63, Financial Reporting by Broadcasters and our historical experience with similar program types.

Investments

We have invested in equity securities of other companies.  We are required to evaluate our investments for other-than-temporary impairment.  Our assessment is based on: all available evidence, including the duration and the extent to which the investment’s market price (if available) is less than our carrying value, the financial health of the investee, the investee’s expected future operational performance and liquidity, and regional and industry economic forecasts.  Based upon the available evidence, in the nine months ended September 30, 2003, we recorded a €6.1 million impairment charge on our 30.4 % investment in TVN in Poland. We have determined that no other material impairment occurred in the nine months ended September 30, 2002 and 2003.

Long-lived Assets, Other Than Goodwill

We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired.  An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets for the nine months ended September 30, 2003.  If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Goodwill

We are required to test our goodwill for impairment at least annually.  Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance and valuations of other European broadcasters.  We did not record any impairment of our goodwill as a result of annual impairment tests.  We will be required to complete a goodwill test annually or earlier if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value. We complete our annual impairment test during the fourth quarter. No impairment indicators were identified during the nine months ended September 30, 2003. Future impairment tests may result in a material impairment of goodwill if such adverse conditions occur.

Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective immediately for variable interests created or obtained after January 31, 2003, and in the interim period after June 15, 2003 for variable interests acquired before February 1, 2003.  We are currently evaluating our existing non-consolidated investments to determine if FIN 46 requires consolidation of any of these investments.

Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. A significant part of our programming rights are paid in U.S. dollar.  During the first nine months of 2003, the U.S. dollar weakened 10% against the euro and the Norwegian kroner and the Hungarian forint decreased 11% and 7%, respectively, against the euro.  The relative strength of the euro to the U.S. dollar has reduced our obligations for our 7% Convertible Subordinated Notes.  The functional currencies of our subsidiaries, other than TV Norge and our Hungarian Television operations, did not change significantly against the euro during the first nine months of 2003.  We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates.   See Item 11 in our 2002 Form 20-F for additional information on market risks.

Exchange Rates

The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the U.S. dollar at the dates and for the periods indicated. The period-end exchange rates presented below are the rates quoted by the European Central Bank (“ECB”) based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. (ECB time); and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Nine months ended September 30,
	2002	2003
Norwegian kroner equivalent of €1.00
• end of period	7.3415	8.1840
• average during period	7.5815	7.9200
Swedish kroner equivalent of €1.00
• end of period	9.1516	8.9625
• average during period	9.1831	9.1625
Danish kroner equivalent of €1.00
• end of period	7.4274	7.4256
• average during period	7.4313	7.4285
Hungarian forints equivalent to €1.00
• end of period	243.80	254.96
• average during period	244.02	251.32
Polish zloty equivalent to €1.00
• end of period	4.0926	4.6227
• average during period	3.8058	4.3241
U.S. dollar equivalent to €1.00
• end of period	0.9860	1.1652
• average during period	0.9268	1.1132

Trends Information

The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter.  The pace and extent of such trends cannot be predicted.

Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years.  Such trends have an impact upon many of our operating costs.  Currently, inflation in our markets ranges from approximately 2-4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business.  Future inflationary trends cannot be predicted.

For the past year the euro has displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. Future exchange rate trends cannot be predicted.

Forward Looking Statements

This report on Form 6-K contains various “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbours created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “should”, “intend”, “anticipate”, “estimate”, “assumes” or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, and (ii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following:  (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) changes in foreign exchange rates, (xi) the effects of changes in rates of advertising spending growth, (xii) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xiii) our success at managing the risks that arise from these and other uncertainties.  Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2002	September 30, 2003
		(unaudited)
ASSETS
Current assets :
Cash and cash equivalents	€67,040	€91,072
Short-term investments	10,408	633
Accounts receivable trade, net of allowance for doubtful accounts of €3,585 (€2,625 in 2002)	82,291	87,438
Accounts receivable, affiliates	1,480	2,131
Restricted cash and cash in escrow	1,574	2,114
Program rights inventory, current	111,329	112,603
Other current assets	20,031	25,795
Total current assets	294,153	321,786

Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	37,157
Goodwill	105,528	120,561
Other intangible assets	6,082	64,605
Program rights inventory, non-current	71,982	72,489
Deferred financing cost, net of accumulated amortization	6,395	5,218
Investments in and advances to unconsolidated subsidiaries	143,664	136,463
Notes receivable	870	913
Other assets	1,231	1,612
Total assets	€667,511	€760,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€32,903	€32,517
Accrued expenses	54,453	84,128
Program rights payable, current	68,185	61,592
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	6,514
Deferred income, current	13,668	28,336
Total current liabilities	177,275	213,087

Program rights payable, non-current	31,187	34,792
7% convertible subordinated notes due 2004	66,749	55,784
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	18,181
Deferred income, non-current	2,446	43
Other non-current liabilities (Note 5)	10,801	31,783

Minority interest	23,115	50,358

Shareholders’ equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	617,224
Accumulated deficit	(475,019)	(447,386)
Treasury shares at cost (997 common shares)	(502)	(27)
Accumulated other comprehensive loss	(233)	(5,281)
Total shareholders’ equity	198,706	221,776
Total liabilities and shareholders’ equity	€667,511	€760,804

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS
AND STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

Net revenue	€98,910	€115,228	€341,813	€385,810

Operating expenses:
Station operating expenses	73,811	78,784	256,399	268,073
Selling, general and administrative expenses	22,782	24,529	66,700	70,644
Corporate expenses	4,280	3,762	10,398	10,313
Non-cash compensation	207	507	621	507
Depreciation	3,037	3,367	10,471	10,739
Amortization	1,041	1,968	5,113	5,921
Total operating expenses	105,158	112,917	349,702	366,197

Operating income (loss)	(6,248)	2,311	(7,889)	19,613

Equity in income (loss) from unconsolidated subsidiaries	(2,706)	(6,536)	(2,360)	(4,320)
Interest income	460	404	1,120	872
Interest expense	(7,573)	(6,001)	(21,260)	(18,286)
Foreign exchange gain (loss)	(1,103)	3,881	11,131	8,543
Investment gain	558	30,115	753	30,061
Gain on extinguishments of debt	—	—	—	109
Other expense, net	(1,491)	(1,146)	(1,800)	(1,882)

Income (loss) before income taxes and minority interest	(18,103)	23,028	(20,305)	34,710

Income taxes	(22)	(931)	(183)	(3,321)

Income (loss) before minority interest	(18,125)	22,097	(20,488)	31,389

Minority interest in (income) losses, net	(77)	(2,033)	137	(3,756)

Net income (loss)	€(18,202)	€20,064	€(20,351)	€27,633

Net income (loss) per common share - basic:	€(0.64)	€0.70	€(0.71)	€0.97
Net income (loss) per common share - diluted:	€(0.64)	€0.67	€(0.71)	€0.96

Weighted average common shares - basic	28,568	28,621	28,465	28,618
Weighted average common shares - diluted	28,568	31,561	28,465	28,674

Net income (loss)	€(18,202)	€20,064	€(20,351)	€27,633
Currency translation adjustment	1,559	1,830	616	(5,048)
Unrealized holding losses during period	(3,143)	—	(3,143)	—
Comprehensive net income (loss)	€(19,786)	€21,894	€(22,878)	€22,585

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Nine months ended September 30,
	2002	2003
Cash flows from operating activities:
Net income (loss)	€(20,351)	€27,633
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Revenue recorded in exchange for equity investments	(5,629)	(719)
Non-cash compensation	621	507
Depreciation and amortization	15,584	16,660
Equity in loss from unconsolidated subsidiaries	2,360	7,688
Non-cash interest expense	1,666	1,143
Foreign exchange gain on long-term debt	(7,705)	(5,661)
Investment gain	—	(29,772)
Gain on extinguishments of debt	—	(109)
Minority interest in income (loss)	(137)	3,756
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(4,433)	1,136
Accounts receivable, affiliates	(83)	(343)
Program rights inventory, net	(15,476)	(7,271)
Other current assets	4,981	(6,925)
Other non-current assets	(244)	(371)
Accounts payable and accrued expenses	13,949	14,901
Deferred income	7,794	(1,121)
Other liabilities	(1,769)	6,064
Cash provided by (used in) operating activities	(8,872)	27,196

Cash flows from investing activities:
Proceeds from sale of fixed assets	3,672	—
Proceeds from sale of short-term investments	—	9,372
Cash capital expenditures	(19,574)	(11,638)
Payment for purchase of acquired business, net of cash acquired	(10,463)	11,487
Cash provided by (used in) investing activities	(26,365)	9,221

Cash flows from financing activities:
Net change in short-term borrowings	(2,019)	(1,175)
Proceeds from issuance of common shares	380	—
Net change in restricted cash and cash in escrow	2,230	(393)
Payment of long-term debt	(2,358)	(8,755)
Payment of capital lease obligation	(502)	(112)
Cash used in financing activities	(2,269)	(10,435)

Effect of exchange rate changes on cash and cash equivalents	563	(1,936)

Net change in cash and cash equivalents	(36,943)	24,046

Cash and cash equivalents, beginning of period	70,393	67,026
Cash and cash equivalents, end of period	€33,450	€91,072

Non-cash investing activities: See Note 5 – Business Combination

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive income (loss)	Total

Balance at January 1, 2002	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633

Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)
Balance at December 31, 2002	57,246	617,214	(475,019)	—	(502)	(233)	198,706
Re-issuance of 15,999 treasury shares	—	(441)	—	—	441	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Stock based compensation	—	463	—	—	—	—	463
Currency translation adjustment	—	—	—	—	—	(5,048)	(5,048)
Net income	—	—	27,633	—	—	—	27,633
Balance at September 30, 2003 (unaudited)	€57,246	€617,224	€(447,386)	€—	€(27)	€(5,281)	€221,776

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of euro)

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared for the three and nine months ended September 30, 2002 and 2003, in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the three and nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.  For further information, refer to the consolidated financial statements for the year ended December 31, 2002, and related notes thereto, included in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, The Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective immediately for variable interests created or obtained after January 31, 2003, and in the interim period after June 15, 2003 for variable interests acquired before February 1, 2003.  The Company is currently evaluating its existing non-consolidated investments to determine if FIN 46 requires consolidation of any of these investments.

Note 2 – Recent Developments

On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.’s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp.

In July 2003, we agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, is 51% owned and controlled by SBS and 49% owned by Bonnier.  The merger, which comprises our five stations and Bonnier’s 14 stations, was completed on October 1, 2003.

On September 12, 2003, we agreed to sell our 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. for cash consideration of €131.6 million. The transaction was completed on December 2, 2003. As a result of this transaction we recorded an impairment charge of €6.1 million in the three months ended September 30, 2003.

Note 3 – Stock-based Compensation

The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (“APB 25”) and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards that are included as non-cash compensation.

The following table illustrates the impact to net income (loss) and net income (loss) per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation (“FAS 123”). For purposes of the FAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period, therefore, the impact on pro forma net income (loss) for the three and nine months ended September 30, 2003 may not be representative of the impact in future periods. The Company’s pro forma information follows (in thousands, except share data):

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003

Net income (loss), as reported	€(18,202)	€20,064	€(20,351)	€27,633
Add: Stock-based compensation expense included in reported net income (loss)	207	507	621	507
Deduct: Total stock-based compensation expense determined using the fair value method	(3,640)	(3,567)	(12,406)	(9,015)
Pro forma net income (loss)	€(21,635)	€17,004	€(32,136)	€19,125

Basic net income (loss) per share, as reported	€(0.64)	€0.70	€(0.71)	€0.97
Diluted net income (loss) per share, as reported	€(0.64)	€0.67	€(0.71)	€0.96

Pro forma basic net income (loss) per share	€(0.76)	€0.59	€(1.13)	€0.67
Pro forma diluted net income (loss) per share	€(0.76)	€0.54	€(1.13)	€0.67

Note 4 – Earnings Per Share

The per-share calculations shown in Consolidated Statement of Operations for the three and nine month periods ended September 30, 2003 and 2002 are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Numerator :
Net income (loss)	€(18,202)	€20,064	€(20,351)	€27,633
Add : Interest on 7% convertible subordinated notes due 2004 unless it is anti-dilutive	—	1,111	—	—
Net income (loss) used to calculate diluted earnings per share	€(18,202)	€21,175	€(20,351)	€27,633

Denominator :
Weighted average common shares	28,568	28,621	28,465	28,618
Effect of dilutive securities :
Employee stock options	209 *	709	198 *	56
7% convertible subordinated notes	2,575 *	2,231	2,575 *	2,231	*
Less anti-dilutive items (*)	(2,784)	—	(2,773)	(2,231)
Weighted average common shares - diluted	28,568	31,561	28,465	28,674

Net income (loss) per common share - diluted:	€(0.64)	€0.67	€(0.71)	€0.96

Note 5 – Business Combinations

Veronica Acquisition (The Netherlands)

On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding BV in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting BV has obtained the right to use the “Veronica” brand for television uses and has rebranded and relaunched its television channel V8 as Veronica. In addition, SBS Broadcasting BV acquired the company that publishes the weekly television and radio guide, Veronica Magazine. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. This transaction forms a powerful commercial media platform with numerous cross promotion opportunities, which we believe will increase our viewing and advertising shares.

As a result of this transaction, Veronica Holding BV was issued a 10% equity interest and an option to buy an additional 2% equity interest in SBS Broadcasting BV, valued at a total of €54.6 million based upon an outside appraisal. The purchase price was allocated to specific assets and liabilities based, in part, upon outside appraisals of the fair value of the assets acquired. The amount of acquired goodwill is not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the print and the TV media and the expected increase in our viewing and advertising shares. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

	TV operations	Print operations
Cash and cash equivalents	€—	€11,601
Other current assets	—	8,202
Technical and other equipment	—	2,239
Customer relationships	—	25,948
Trademarks	12,453	9,852
Goodwill	10,044	—
Total assets acquired	22,497	57,842
Current liabilities assumed	—	(25,753)
Net assets acquired	€22,497	€32,089

We recorded an investment gain of €30.2 million on this transaction, which diluted our equity interest in our Dutch television operations from 70% to 63%. The results of the acquired companies have been consolidated from September 1, 2003.

Radio 1 in Norway and Radio 2 in Denmark (Scandinavian Radio)

On September 8, 2003, we completed the acquisition of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS common shares. At closing we issued a total of 856,494 common shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent (“the lock-up period”). After the lock-up period the sellers have agreed to coordinate with us their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6%. Any excess number of common shares will be returned to the Company. Should the proceeds from the sale of 856,494 common shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. On the basis of this deal structure, we have recorded €17.5 million plus accrued interest within other non-current liabilities on our balance sheet as of September 30, 2003.

The purchase price allocation, which is subject to the parties agreeing on a closing balance sheet, has not yet been finalized. The acquired goodwill and other intangible assets have been assigned to our Radio operations. The results of the acquired companies have been consolidated from September 8, 2003.

Note 6 – Goodwill and Other Intangible Assets

Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We have elected to perform our annual analysis during the fourth quarter of each year. No indicators of impairment were identified during the first nine months of 2003. The goodwill balance as of December 31, 2002 and September 30, 2003 was €105.5 million and €120.6 million, respectively.

The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2003	€105,528
Veronica acquisition in The Netherlands	10,044
Scandinavian Radio acquisitions	5,868
Other – mainly translation adjustments	(879)
Goodwill at September 30, 2003	€120,561

Intangible assets comprised the following at December 31, 2002 and September 30, 2003, respectively (in thousands):

	December 31, 2002			September 30, 2003
	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net

Broadcasting licenses	€9,818	€(6,491)	€3,327	€12,386	€(1,930)	€10,456
Customer relationships	—	—	—	27,448	—	27,448
Other intangible assets	7,739	(4,984)	2,755	8,046	(5,550)	2,496
Amortized intangible assets	17,557	(11,475)	6,082	47,880	(7,480)	40,400
Trademarks with indefinite economic lives	—	—	—	24,205	—	24,205
Total	€17,557	€(11,475)	€6,082	€72,085	€(7,480)	€64,605

The weighted-average amortization period for broadcasting licenses, customer relationships and other amortizable intangible assets is 1 year, 10 years and 3 years, respectively.

Note 7 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-sale Securities	Total

Balance at January 1, 2003	€(233)	€—	€(233)
Currency translation adjustment	(5,048)	—	(5,048)
Balance at September 30, 2003	€(5,281)	€—	€(5,281)

Note 8 – Commitments

The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company’s consolidated balance sheets.  The guarantees aggregate to €23.6 million

The Company has entered into guarantees and indemnification agreements with third parties that relate to unconsolidated entities in Poland and Romania as described in Note 2 to the Company’s Annual Report on Form 20-F and in Liquidity and Capital Resources of this 6-K. The maximum exposure of these guarantees and indemnification agreements is approximately €23 million at September 30, 2003. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at September 30, 2003.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 9 – Subsequent Events

On November 18, 2003, we called for redemption all of our 7% Convertible Subordinated Notes Due December 1, 2004 (the “Notes”), which have an outstanding principal amount of $53.65 million after repurchase and cancellation of $11.35 million in November 2003. Holders of the Notes will receive a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest on the Notes on the redemption date, December 19, 2003, except with respect to Notes that are converted prior to such date into SBS common shares at the conversion price of $29.13 per common share. The maximum number of shares to be issued in this transaction is 1,841,744. We expect to fund any redemption of the Notes from the proceeds from the sale of our 30.4% equity interest in TVN.

On December 4, 2003, we sold our 20% interest in ATV for a cash consideration of €1 million. We expect to record a gain of €0.9 million on the sale.

Note 10 – Segment Reporting

Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (‘‘FAS 131’’). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company’s chief operating decision maker allocates resources and assesses performance for each country’s television or radio operations.   Due to similar economic characteristics, the Company’s operating segments are further aggregated into three reporting segments: (i) “Television operations” (ii) “Radio operations” and (iii) “Print operations”.  Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment.

		Three months ended September 30,		Nine months ended September 30,
		2002	2003	2002	2003
Television operations
Net revenue:
TVNorge	(in Norway)	€9,515	€9,883	€34,935	€36,142
Kanal 5	(in Sweden)	14,230	16,358	45,586	58,953
TV Danmark 1 and 2	(in Denmark)	9,164	8,670	29,232	28,919
VT4	(in Belgium)	7,502	9,525	31,633	35,341
SBS6, NET5 and Veronica	(in The Netherlands)	36,656	38,901	124,771	134,365
TV2	(in Hungary)	12,160	14,003	42,972	52,852
Other		1,862	2,502	6,830	3,644
Total net revenue		91,089	99,842	315,959	350,216

Station operating expenses		70,232	71,710	245,493	253,275
Selling, general and administrative expenses		18,994	18,566	54,703	56,084
Depreciation and amortization		3,419	4,529	13,354	14,418
Total operating expenses		92,645	94,805	313,550	323,777
Income (loss) from operations		€(1,556)	€5,037	€2,409	€26,439

Radio operations
Net revenue:
Denmark		€2,720	€3,806	€9,324	€10,387
Sweden		2,036	1,960	6,830	6,113
Norway		—	821	—	821
Finland		2,649	3,002	8,974	10,622
Greece		416	762	726	2,616
Total net revenue		7,821	10,351	25,854	30,559

Station operating expenses		3,579	4,219	10,906	11,943
Selling, general and administrative expenses		3,788	4,563	11,997	13,160
Depreciation and amortization		659	766	2,230	2,202
Total operating expenses		8,026	9,548	25,133	27,305
Income (loss) from operations		€(205)	€803	€721	€3,254

Print operations
Net revenue		€—	€5,035	€—	€5,035

Station operating expenses		—	2,855	—	2,855
Selling, general and administrative expenses		—	1,400	—	1,400
Depreciation and amortization		—	40	—	40
Total operating expenses		—	4,295	—	4,295
Income from operations		€—	€740	€—	€740

Consolidated
Net revenue:		€98,910	€115,228	€341,813	€385,810
Income (loss) from operating segments		(1,761)	6,580	3,130	30,433
Corporate expenses		(4,280)	(3,762)	(10,398)	(10,313)
Non-cash compensation		(207)	(507)	(621)	(507)
Operating income (loss)		€(6,248)	€2,311	€(7,889)	€19,613

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 18, 2003

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
Name: Markus Tellenbach
Title: Chief Executive Officer